Exhibit 99.1

MINERA ANDES INC.

REVISED MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This revised management’s discussion and analysis of financial condition and results of operations (“MD&A”) is prepared as of February 6, 2009 and should be read in conjunction with our audited consolidated financial statements and notes thereto for the year ended December 31, 2007 and the unaudited interim consolidated financial statements and notes thereto for the three and nine month period ended September 30, 2008, which have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are filed with appropriate regulatory authorities in Canada and the United States.  All amounts in this MD&A are in U.S. dollars unless otherwise indicated.

Unless the context otherwise requires or it is otherwise stated, references in this MD&A to “Minera Andes” the “Corporation” or “we” or “us” are references to Minera Andes Inc. and its subsidiaries.

Overview

Minera Andes Inc. was formed upon the amalgamation of Scotia Prime Minerals, Incorporated, and Minera Andes Inc., pursuant to the Business Corporations Act (Alberta) on November 6, 1995.  Commencing on February 7, 2007, Minera Andes was listed on the Toronto Stock Exchange (“TSX”) (symbol: MA).  Prior to February 7, 2007 Minera Andes was listed on the TSX Venture Exchange having initially been listed thereon on December 20, 1995.  Minera Andes’ common shares are also quoted on the NASD OTC Bulletin Board (symbol: MNEAS).

Our head office is 111 E. Magnesium Road, Suite A, Spokane, Washington, 99208, and our principal business address is Coronel Moldes 837/820, (5500) Mendoza, Argentina. Our registered and records office and address for service is 7415B 35th Ave. N.W., Calgary, Alberta, T3B 1T4 Canada.

The principal business of Minera Andes is the exploration and development of mineral properties, located primarily in the Republic of Argentina with a focus on gold, silver and copper mineralized targets.  We carry on our business by acquiring, exploring and evaluating mineral properties through our ongoing exploration program.  Following exploration, we either seek to enter joint ventures to further develop these properties or dispose of them if they do not meet our requirements.

We currently hold mineral rights and applications for mineral rights covering approximately 304,221 acres (123,133 hectares) in Argentina, however, our principal assets currently consist of:

(i)

a 49% interest in the San José Project, an operating gold and silver mine;

(ii)

a 100% interest in certain mineral properties comprising part of the Los Azules Project, a porphyry copper exploration project; and

(iii)

an option to acquire a 100% interest in the balance of Los Azules Project upon the satisfaction of certain conditions and subject to a back-in right, as to 51% of the entire Los Azules Project held, indirectly, by Xstrata plc.

The San José Project is a gold-silver project located in Santa Cruz Province, Argentina.  The San José Project is a joint venture pursuant to which title to the assets is held by Minera Santa Cruz S.A. (“MSC”), an Argentinean corporation.  MSC is owned, as to 49%, by Minera Andes S.A. (“MASA”), an indirect wholly-owned subsidiary of Minera Andes Inc. and, as to 51%, by Hochschild Mining (Argentina) Corporation S.A., a subsidiary of Hochschild Mining plc (together with its affiliates and subsidiaries, “Hochschild”).

The Corporation’s interest in, and the affairs of, MSC are governed by an option and joint venture agreement dated March 15, 2001 between MASA and Hochschild (as amended by agreements dated May 14, 2002, August 27, 2002 and September 10, 2004, the “OJVA”).

Under the OJVA we are entitled to appoint two of the five members of the Board of Directors of MSC and Hochschild is entitled to appoint the balance of the members of the Board of Directors of MSC.  The OJVA grants us a “veto” in respect of certain and very limited matters regarding the affairs of MSC and the operation of the San José Project.  Although we are permitted to vote against or otherwise disagree with decisions made by Hochschild in respect of the San José Project, both as a shareholder and a director, it has been our experience that such action has been ineffective and that many decisions have been made, notwithstanding our express disagreement.

In particular, we have a limited, if any, ability to control the timing or amount of cash calls and decisions made in that regard may have an adverse affect on our operations and financial position as there can be no assurance that if made, we will have the funds available to satisfy any such cash call when due and that our interest in the San José Project will not be reduced as a result.

We have the right to receive, upon request, information regarding the San José Project.  However, it has been management’s experience that the information it receives from MSC is often not responsive to the particular request made, can be inconsistent and is subject to frequent change.

To address this situation, in 2007, the Corporation retained an engineering Corporation to monitor the operation of the San José Project and report its findings to the Corporation.  This proved to be ineffective and commencing October 2008, the Corporation has retained in-house personnel, located in Argentina and North America, to facilitate the transfer of information from MSC.  This personnel regularly attends MSC’s offices to verify information provided.  Management believes that this approach has improved the quality and timeliness of information available to it regarding the operation of the San José Project.

Project financing for the San José Project is currently provided pursuant to a letter agreement dated October 10, 2006 (as amended by agreements dated October 17, 2006, October 24, 2006, January 5, 2007, January 25, 2007, February 26, 2007, February 28, 2007, March 29, 2007, April 26, 2007 and June 29, 2007, the “Project Loan Letter Agreement”) between Minera Andes, MSC and by assignment, Hochschild Mining Holdings Limited (the “Hochschild Lender”), an affiliate of Hochschild Mining plc.

Under the Project Loan Letter Agreement, the Hochschild Lender and Minera Andes Inc. agreed to provide MSC with an unsecured bridge loan in the aggregate amount of $20 million (the “Bridge Loan”).  The Project Loan Letter Agreement provides that the Bridge Loan was to be structured as loans to MSC by each of Minera Andes and the Hochschild Lender, in each case, in amounts proportionate to the shareholdings of Minera Andes and Hochschild in MSC.

The Project Loan Letter Agreement however, further provides that the loan to be made by Minera Andes to MSC would be structured as (i) a loan by the Hochschild Lender to Minera Andes (the “Project Loan Payable”); and (ii) a corresponding loan by Minera Andes to MSC (the “Project Loan Receivable”).  As a result, the Bridge Loan was made by way of (i) a loan by the Hochschild Lender to MSC in an amount equal to 51% of the amount of the Bridge Loan; (ii) a loan by the Hochschild Lender to Minera Andes in an amount equal to 49% of the amount of the Bridge Loan; and (iii) a corresponding loan by Minera Andes to MSC in the same amount and on the same terms as the preceding loan by the Hochschild Lender to Minera Andes.  Both the Project Loan Payable and the Project Loan Receivable bear interest at the same rate and upon the same terms (including repayment).

The Project Loan Letter Agreement also provides for a permanent secured project loan in the aggregate amount of $65 million (the “Project Loan”), structured in the same manner as the Bridge Loan, and replacing the Bridge Loan, to be documented in definitive agreements, which, as of February 6, 2009, have not been settled or entered into.

The Project Loan is to be repaid by MSC using cash not reasonably required for operations, taxes, debt service, working capital, exploration programs or expansion of any existing mine or the development of any new mine.  However the Project Loan is to be repaid from such funds, in priority to the payment of any other amounts to the shareholders of MSC or the making of any other distribution to the shareholders of MSC.

The San Jose Project has also been, and may in the future, be financed by way of shareholder loans from the Corporation and Hochschild pursuant to a loan agreement between MSC, MASA, the Corporation, the Hochschild Lender and Hochschild dated October 21, 2004 (as amended by agreement dated December 15, 2005, the "Loan Agreement").

By the terms of Loan Agreement, shareholder loans made thereunder are unsecured, repayable by MSC on the "maturity date", bear interest at the rate of 9% per annum and are subordinated to all other borrowing by the MSC.  For the purposes of the Loan Agreement "maturity date" means the date that is two years after the date upon which mining operations have first been conducted by MSC for a period of at least 90 consecutive days at a rate of at least 75% of planned operating capacity.

The San José processing facility commenced production during the second quarter of 2007 and full commercial production of 750 metric tonnes per day (“MTPD”) was reached in the First Quarter 2008.  The first sale of metals from the San José mine occurred in December 2007.

In October 2008 capacity at the San José processing plant was increased from 750 MTPD to 1,500 MTPD and by December 2008 the plant was operating at this increased capacity of 1,500 MTPD.  Approximately 37% of the concentrate produced at the mill is presently converted on site to doré bullion.

The Los Azules Project is an exploration project comprised of properties owned by MASA (the “MASA Properties”) and adjoining properties owned by MIM Argentina Exploraciones S.A. for Xstrata Copper, one of the commodity business units within Xstrata plc (“MIM” and the “MIM Properties”).  Under the terms of an option agreement among MASA, Minera Andes Inc., Xstrata Copper (through MIM) and Xstrata Queensland Limited (Xstrata plc, together with its affiliates, is hereinafter referred to as “Xstrata”) dated November 2, 2007 (the “Los Azules Option Agreement”): (i) MIM granted MASA an option (the “MASA Option”) to acquire a 100% interest in the MIM Properties, exercisable on or before November 24, 2010 upon satisfaction of certain conditions including delivery of a scoping study/preliminary assessment whereupon the MIM Properties and the MASA Properties would be consolidated and held by MASA (the “Combined Property”); and (ii) MASA granted MIM (upon the exercise of the MASA Option) an option to acquire a 51% interest in the Combined Property upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates since November 25, 2005 on exploration of the Combined Property.

An amendment or other acknowledgement is being prepared to formally include certain properties registered to Andes Corporacion Minera S.A., an indirect wholly-owned subsidiary of Minera Andes Inc. (“ACMSA”) as “MASA Properties” and hence, subject to the Los Azules Option Agreement.

Certain of the MIM Properties are subject to an underlying option agreement, which is the subject of a dispute between Xstrata, as option holder, and Solitario Argentina S.A. (“Solitario”), as the grantor of that option and the holder of a back-in right of up to 25%, exercisable upon the satisfaction of certain conditions, within 36 months after the exercise of the option by Xstrata.  The dispute surrounds the validity of the 36 month restriction described above.  If Solitario is successful, MIM’s interest in substantially all of the MIM Properties may be reduced by up to 25% and upon exercise of the MASA Option, MASA’s interest in that part of the Combined Property may be similarly reduced (the “Solitario Claim”).

A preliminary assessment in respect of the Los Azules Project has been completed and is expected to be delivered to Xstrata in the near future.

Pursuant to a credit agreement (the “Macquarie Credit Agreement”) with Macquarie Bank Limited (“Macquarie”), Macquarie has made two non-revolving term loans to us, in the aggregate principal amount US$17.5 million (the “Bank Loan”).

Overall Performance

For the three month period ended September 30, 2008 (the “Third Quarter 2008”), our net loss was US$3.5 million, compared to a net loss of $980,000 for the three month period ended September 30, 2007 (the “Third Quarter 2007”), owing in large part to a loss on our equity investment in MSC, in which we have a 49% interest.

During the Third Quarter 2008, mine production at San José increased 11.5% as compared to the preceding three month period (the “Second Quarter 2008”), however, silver production was 9.4% lower and gold production was 0.6% lower than the Second Quarter 2008 due to lower head grades.

Silver production at San José was 990,000 ounces in the Third Quarter 2008, compared to 1,093,000 ounces in the Second Quarter 2008.  Gold production in the Third Quarter 2008 was 12,340 ounces, compared to 12,410 ounces in the Second Quarter 2008.  Gross proceeds from the sale of silver and gold in the Third Quarter 2008 totaled $18.5 million as compared to $63.2 million for the Second Quarter 2008.

An expansion increasing the processing capacity of the San José Project from 750 MTPD to 1,500 MTPD was completed in October 2008 and in December 2008 the plant commenced operating at the increased capacity of 1,500 MTPD.

In the Third Quarter 2008 work continued towards increasing mine production from 750 MTPD to 1,500 MTPD, however due to difficult ground conditions, completion of this project is now expected in the first quarter of 2009.  In the meantime, 1,500 MTPD of mill feed is being generated from expanded mine production from the Huevos Verde and Frea veins, and a surface stockpile of ore.

In the Third Quarter 2008 work also continued to construct a new electric transmission line connecting the San José processing facility to the national power grid.  In the meantime however, there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

In the Third Quarter 2008, it was decided by MSC to postpone expansion of the electrowinning circuit whereby 100% of the concentrates produced could be converted to doré bullion, presently 37% of the concentrates produced are converted to doré bullion.

As at September 30, 2008, we had cash and cash equivalents of $6.9 million as compared to US$23.1 million as of December 31, 2007.  However, as of February 6, 2009, we have cash and cash equivalents of approximately
$2.5 million.  Our cash and cash equivalents were primarily reduced by payment of a cash call in the amount of $16.9 million in respect of the San José Project, $6.8 million for exploration and maintenance of mineral properties and $4.6 million for operations, all of which was partially offset by the receipt of $12.5 million in gross proceeds from the issue of 8,647,023 common shares.

The entire principal amount of the Bank Loan ($17.5 million) has been advanced to the Corporation.  By the terms of the Macquarie Credit Agreement, the sum of US$7.5 million is scheduled to be repaid to Macquarie in March 2009.

On December 19, 2008, we received formal notice of a cash call from MSC, to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Project (including expansion of the mine and processing facility and construction of a new electric transmission line).  Our share of the cash call, US$11.3 million, is due on February 17, 2009.  Failure to pay this amount when due may result in a reduction in our shareholdings in MSC (and hence our interest in the San José Project) below 49%, and such reduction constitutes an event of default under the Macquarie Credit Agreement.

The amount and timing of the cash call was the subject of discussion between the Corporation’s management and that of Hochschild and MSC.  The Corporation’s management was not in agreement with the underlying assumptions surrounding MSC’s calculations, including MSC’s commencing cash position, assumptions as to the timing of amounts due to, and to be paid by, MSC, and the estimate of sustaining capital expenditures.  The amount of the cash call is materially less than what was initially estimated by MSC.  Ultimately, management agrees with the need for the cash call, but remains of the view that the amount could have been further reduced.

In addition, under the terms of the Macquarie Credit Agreement we are required to maintain minimum amounts of cash and cash equivalents and we do not currently hold such cash and cash equivalents.  This is an event of default under the Macquarie Credit Agreement.  As such, Macquarie is presently entitled to demand immediate repayment of all amounts due thereunder.  Macquarie has not made such a demand as of February 6, 2009.  Our obligations to Macquarie are secured by, among other things, all of our assets.

The entire amount of the Bridge Loan and Project Loan has been advanced, the Corporation’s share of which is US$31,850,000 million.  Accordingly, the Corporation currently owes to the Hochschild Lender the amount of US$31,850,000 plus accrued interest, as the Project Loan Payable and MSC currently owes to the Corporation the amount of US$31,850,000 plus accrued interest, as the Project Loan Receivable.

We do not have sufficient funds to pay the cash call of US$11.3 million, satisfy our debt repayment obligation to Macquarie and maintain our ability to meet our planned growth and development activities.  Although we are currently assessing all of the sources of financing available to us, there can be no assurance that we will be successful in obtaining such financing at all, or on reasonable terms.

The Corporation is negatively affected by global financial conditions including the material decline in the price of gold, silver, copper and other base metals, the lack of public financing, the liquidity crisis caused by sub-prime mortgages and asset-backed mortgages, and market turmoil and volatility.  These conditions, combined with our current financial condition could (i) make it difficult or impossible for us to raise the required financing to pay the cash call of US$11.3 million, satisfy our debt repayment obligation to Macquarie and maintain our ability to meet our planned growth and development activities; and (ii) render the Los Azules Project uneconomic or, if economic, prevent us from accessing the funds required to develop the project.

In the event we do not secure financing, there is doubt about our ability to continue as a going concern.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009 are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and the construction of a new electric transmission line connecting the facility to the national power grid.

Such assessment by MSC is based upon certain assumptions including assumptions as to the future price of gold and silver.  Management believes that these assumptions are reasonable however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production additional investment by the shareholders of MSC (including the Corporation) may be required.

As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.  Also, the Corporation has a minority (49% interest) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.

Operations

Production from the San José mine commenced in the second quarter of 2007 with full production of 750 MTPD being reached in the Second Quarter of 2008.  The first sale of metals from the San José mine commenced in December 2007.

Production

During the Third Quarter 2008 mine production and mill throughput at the San José mine increased 11.5% as compared to the Second Quarter 2008.  Silver production was 9.4% lower and gold production was 0.6% lower than the Second Quarter 2008 due to lower head grades.

Silver production was 990,000 ounces in the Third Quarter 2008, compared to 1,093,000 ounces in the Second Quarter 2008.  Gold production in the Third Quarter 2008 was 12,340 ounces, compared to 12,410 ounces in the Second Quarter 2008.  Third Quarter 2008 silver production is closer to the average grade of the reserves in the original mine plan as compared to the Second Quarter 2008, which was 33% above the average grade of the reserves.  During the life of the mine it is anticipated that gold and silver production will be consistent with the mine plan and the reserves.

Using the Third Quarter 2008 average London PM fix for gold and the London fix for silver, approximately 58% of the value of the Third Quarter 2008 production was derived from silver and 42% was derived from gold as compared to 63% for silver and 37% for gold in the Second Quarter 2008.  The differences are due mainly to relative variations in the silver and gold prices.

Production in the three month period ended December 31, 2008 (the “Fourth Quarter 2008”) totaled 1,329,000 ounces of silver and 17,370 ounces of gold, of which 49% is attributable to us.  Mill throughput in that period increased 60% compared to the Third Quarter 2008 due to the plant expansion completed in October, 2008.  Silver production was also 34% higher in the Fourth Quarter 2008 and gold production was 41% higher than the Third Quarter 2008 due to the treatment of a higher tonnage which however was partially offset by lower head grades.

Sales

Gross proceeds from the sale of silver and gold in the Third Quarter 2008 totaled $18.5 million as compared to $63.2 million for the Second Quarter 2008.  Sales of gold and silver for the Third Quarter 2008 were lower than the Second Quarter 2008 for three reasons: (i) the average realized market prices in the Third Quarter 2008 were less than in the Second Quarter 2008; (ii) there was a buildup of work in process inventory during the Third Quarter 2008 as a result of mechanical problems with the doré furnace at site, which have now been resolved; and (iii) revenue for the Second Quarter 2008 included the sale of product inventory accumulated during the previous three quarters.

The average weighted sale price for gold sold in the Third Quarter 2008 was $861 per ounce, a decline of 4.5%, compared to the average price of $901 per ounce received in the Second Quarter 2008.  The average weighted sale price for silver sold in the Third Quarter 2008 was $12.37 per ounce of silver, a decline of 25% compared to the average price of $16.46 per ounce received in the Second Quarter 2008.

Total metal sales for the San José mine, since start-up are $92.9 million.

Inventory

Product inventories at the end of the Third Quarter 2008 consisted of 8,032 kilograms of high-grade precipitate from the Gekko electrowinning circuit, 2,470 kilograms of silver-gold doré bullion, and 135 metric tons of silver-gold concentrate, containing 4,613 ounces of gold and 331,526 ounces of silver.  The entire precipitate inventory is forecast by MSC to be processed on site into doré bullion and sold in the fourth quarter of 2008.

Operating Costs

Production cash operating costs were US$12.7 million for the Third Quarter 2008.  Cash operating costs consist of geology, mining, processing plant, general and administration and royalty costs.  Refining and treatment charges and sales costs are applied to doré but concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in cash operating costs.

On a co-product basis, the Third Quarter 2008 average cash operating costs were $431 per ounce of gold and $7.43 per ounce of silver.  Co-product cash costs are calculated by dividing the respective proportionate share of the total costs for the period by the ounces of each respective metal produced.

The following table sets out the cash operating costs of the San José Project for the first three months of 2008 (the “First Quarter 2008”), the Second Quarter 2008 and the Third Quarter 2008 (on a 100% basis).

	Q1 2008	Q2 2008	Q3 2008
Metric tons processed	59,897	60,603	67,589
Ounces gold produced	12,140	12,410	12,340
Ounces silver produced	968,000	1,093,000	990,000
Operating cash cost (US$)	8,719,000	10,728,000	12,674,000
Operating cash cost/ton processed (US$/t)	146	177	188
Operating cash cost/oz Au (US$/oz)	286	322	431
Operating cash cost/oz Ag (US$/oz)	5.42	6.16	7.43

Total operating cash costs during 2008 have increased approximately 45% mainly due to: higher metric tonnes mined (20% higher in the Third Quarter 2008 than in the First Quarter 2008) and processed (13% higher in the Third Quarter 2008 than in the First Quarter 2008), increases in wages, energy costs (due to higher fuel prices), maintenance expenses, cost of supplies, insurance costs, equipment rental costs, man camp expenses (food, cleaning, etc…).

Cash cost per ton increased approximately 29% in the Third Quarter 2008 compared to the First Quarter 2008 due to the higher cash costs explained above.  Cash cost per ounce of gold on a co-product basis increased approximately 50% in the Third Quarter 2008 compared to First Quarter 2008 also due to the higher total cash costs explained above, the lower grade of gold treated (5% lower in the Third Quarter 2008 than in the First Quarter 2008) and a lower gold recovery rate (83.77% in the Third Quarter 2008 compared with 88.77% in the First Quarter 2008).  Cash cost per ounce of gold on a co-product basis increased approximately 37% in the Third Quarter 2008 compared to First Quarter 2008 due to the higher total cash costs explained above and the lower grade of gold treated (12% lower in the Third Quarter 2008 than in First Quarter 2008), which was partially offset by a higher recovery rate (83.34% in the Third Quarter 2008 compared with 80.56% in the First Quarter 2008).

Unit operating cash costs are expected to decrease with the completion of the expansion of the processing facility in the Fourth Quarter 2008 as the operation realizes economies of scale associated with the expansion.  Unit costs are expected further decline after the connection to the power grid is completed in the first quarter of 2009.

Expansion at San José

An expansion program increasing the processing capacity at San José from 750 MTPD to 1,500 MTPD was completed in October 2008 and the processing plant reached this increased capacity by December 2008.

Concurrently with the expansion of the processing facility, work is underway to also increase mine production from 750 MTPD to 1,500 MTPD, primarily by accessing the Kospi vein, located between the Huevos Verdes and Frea veins from which current production is derived. However due to difficult ground conditions access to the Kospi vein has been delayed until approximately the first quarter of 2009, with production therefrom anticipated to commence in the second quarter of 2009.  In the meantime, mill feed is being generated from expanded mine production at the Huevos Verde and Frea veins and from a surface stockpile of low grade ore.

A project is also underway to connect the San José processing facility to the national power grid through the construction of a 130 kilometer 132 kV electric transmission line.  The connection is expected to be completed during the first quarter of 2009.  Meanwhile, there is sufficient diesel generating capacity at the mine to run the mill at its full expanded capacity.

Expansion of the electrowinning circuit so that 100% of the concentrates produced by the operation can be converted to doré bullion has been postponed, pending the availability of sufficient cash from operations to finance the project.

Exploration

During 2008 approximately 19,358 metres of core drilling totaling 81 drill holes had been completed at the San José Project.  Drilling focused primarily on the Frea, Odin and Ayelén veins consisting of infill and step-out drilling.  Management believes that the new silver/gold mineralization discovered in the Odin, Ayelén and Frea veins represents additional mineralization that could potentially increase the Mineral Reserves and Mineral Resources at the San José Project.

To September 30, 2008, the Corporation has expended $12.3 million on exploration at the Los Azules Project and on the preparation of a preliminary assessment thereon.  Pursuant to the terms of the Los Azules Option Agreement, we plan to deliver a copy of the preliminary assessment to Xstrata in the near future whereupon we will be entitled (by delivery of a notice of exercise) to exercise our option to acquire a 100% interest in the MIM Properties (which properties may be reduced should Solitario be successful in the Solitario Claim), whereupon we will hold a 100% interest in the Combined Property subject to a back-in right, as to 51%, held by Xstrata and exercisable by Xstrata upon, among other things, payment to the Corporation of an amount equal to three times the amount of the direct expenditures paid by MASA and its affiliates on the Combined Property since November 25, 2005.

The Corporation is currently assessing the Los Azules Project in light of current economic conditions and no decision has been made to exercise its option to acquire a 100% interest in the MIM Properties and/or proceed with development of the Project.

Results of Operations

The Three Months ended September 30, 2008 compared to the Three Months ended September 30, 2007

For the Third Quarter 2008, our net loss was $3.5 million (2 cents per share) compared with a net loss of $980,000 (1 cent per share) for the Third Quarter 2007. The difference of approximately $2.5 million is primarily attributable of the following:

•

a loss on our equity investment in MSC of $1.7 million as compared to a loss of $623,000 in the Third Quarter 2007;

•

an increase in consulting fees of $140,000 in the Third Quarter 2008 due to the preparation of technical reports in respect of the Los Azules Project and the San José Project;

•

an increase in travel expenses of $42,000 in the Third Quarter 2008;

•

an increase in office overhead and administrative fees of $45,000 in the Third Quarter 2008;

•

an increase in wages and benefits of $281,000, $251,000 of which was stock-based compensation;

•

a negative foreign exchange difference of $403,000;

•

an interest expense of $693,000, (non-cash of $473,000), as upon the commencement of production of the San José Project we ceased capitalizing the interest on our investments in MSC; and

•

rental fees for the use of access roads in the amount of $123,000 were paid in the Third Quarter 2008 while no such fees were required to be paid in the Third Quarter 2007.

Minera Andes’ attributed portion (49%) of MSC’s net losses for the Third Quarter 2008 was approximately $1.7 million, compared to $623,000 for the Third Quarter 2007.

	Three Months Ended September 30, 2008	Three Months Ended September 30, 2007

Sales	$ 18,526,942	Nil
Net income (loss)	$ (3,378,295)	$ (1,270,118)
Minera Andes Inc. portion net income (loss) (49%)	$ (1,655,364)	$ (623,000)

Mineral property and deferred exploration costs for the Third Quarter 2008 were $1.8 million compared to $326,187 for the Third Quarter 2007.  The difference was due primarily to increased exploration and drilling activity at the Los Azules Project.

Cash used in operating activities during the Third Quarter 2008 was $1.2 million, compared with $440,000 for the Third Quarter 2007.  This increase of approximately $760,000 is primarily attributable of the following:

•

an increase in consulting fees of $140,000 in the Third Quarter 2008 due to the preparation of technical reports in respect of the Los Azules Project and the San José Project;

•

an increase in travel expenses of $42,000 in the Third Quarter 2008;

•

an increase in office overhead and administrative fees of $45,000 in the Third Quarter 2008;

•

an increase in wages and benefits of $30,000;

•

a negative foreign exchange difference of $403,000;

•

an interest expense of $220,000, and

•

rental fees for the use of access roads in the amount of $123,000 were paid in the Third Quarter 2008 while no such fees were required to be paid in the Third Quarter 2007.

Cash used in investing activities in the Third Quarter 2008 was $1.4 million compared with $5.5 million in the Third Quarter 2007.

Investing activities in both 2008 and 2007 consisted primarily of investments in the San José Project and expenditures related to the Los Azules Project drilling program.

The Nine Months ended September 30, 2008 compared to the Nine Months ended September 30, 2007

For the nine months ended September 30, 2008, our net income was $3.7 million (2 cents per share) compared with a net loss of $2.4 million (2 cents per share) for the nine months ended September 30, 2007. The difference of $6.1 million is primarily attributable to the following:

•

income on our equity investment in MSC of $9.2 million as compared to a loss of $1.2 million for the nine months ended September 30, 2007;

•

an increase in consulting fees of $561,000 in the nine months ended September 30, 2008 due to the preparation of technical reports relating to the Los Azules Project and the San José Project;

•

a decrease in office overhead and administrative fees of $54,000 ;

•

an increase in wages and benefits of $1,126,000, $968,000 of which was stock-based compensation

•

a negative foreign exchange difference of $837,000;

•

an increase in interest income of $82,000;

•

an interest expense of $2,094,000, (non-cash of $1,376,000) as upon the commencement of commercial production at the San José Project, we ceased capitalizing the interest on our investment in MSC; and

•

rental of access roads of $123,000 in the nine months ended September 30 2008 while no such fees were recorded in the nine months ended September 30, 2007.

For the nine month period ended September 30, 2008, Minera Andes’ attributed portion (49%) of MSC’s net income was approximately $9.2 million, compared to approximately $1.2 million of net losses for the nine month period ended September 30, 2007.

	Nine Months Ended September 30, 2008	Nine Months Ended September 30, 2007
Sales	$ 91,680,642	Nil
Net income (loss)	$ 18,717,532	$ (2,549,475)
Minera Andes Inc. portion of net income (loss) (49%)	$ 9,171,591	$ (1,200,000)

Mineral property and deferred exploration costs for the nine months ended September 30, 2008 were $6.8 million compared to $3.1.million for the same period in 2007.  This difference was primarily due to increased exploration and drilling activity at the Los Azules Project.

Cash used in operating activities for the nine months ended September 30, 2008 was $4.6 million compared with $1 million for the nine months ended September 30, 2007.  This increase of $3.6 million is primarily attributable to the following:

•

an increase in consulting fees of $561,000 in the nine months ended September 30, 2008 due to the preparation of technical reports relating to the Los Azules Project and the San José Project;

•

a decrease in office overhead and administrative fees of $54,000 ;

•

an increase in wages and benefits of $159,000 ;

•

a negative foreign exchange difference of $837,000;

•

an increase in interest income of $82,000;

•

an interest expense of $718,000;

•

rental of access roads of $123,000 in the nine months ended September 30 2008 while no such fees were recorded in the nine months ended September 30, 2007;

•

change in accounts receivable and prepaid expenses of negative$82,000; and

•

change in accounts payable and accrued expenses of $1,623,000

Cash used in investing activities was $23.6 million for the nine months ended September, 2008, compared with $14.8 million for the same period of 2007.

Investing activities in both 2008 and 2007 consisted primarily of investment in the San José Project and expenditures related to the Los Azules Project drilling program.

Financial Position

Summary of Financial Position

The financial position of Minera Andes as at each of September 30, 2008 and December 31, 2007 is summarized below:

	September 30, 2008	December 31, 2007
Assets
Cash and cash equivalents	$6,942,518	$23,101,135
Receivables and prepaid expenses	125,574	340,674
Project Loan Receivable, interest	4,324,229	2,357,753
Mineral properties and deferred exploration costs	15,184,547	8,337,881
Project Loan Receivable	31,850,000	31,850,000
Investment in Minera Santa Cruz	73,938,473	64,726,565
Equipment	33,204	40,931

Total assets	$132,398,545	$130,754,939

Liabilities
Payables and accruals	$1,406,813	$2,886,550
Project Loan Payable, interest	4,324,229	2,357,753
Related party payable	--	16,905,000
Bank Loan	15,968,065	14,591,830
Project Loan Payable	31,850,000	31,850,000
Asset retirement obligation	90,000	90,000

Total liabilities	$53,639,107	$68,681,133

Shareholder's equity	$78,759,438	$62,073,806

Outstanding number of shares	189,621,935	180,974,912

Cash and Cash Equivalents

As at September 30, 2008, Minera Andes had cash and cash equivalents of $6.9 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.

Cash and cash equivalents were mainly reduced due to the payment of a cash call in January 2008 of $16.9 million to MSC, $6.8 million for exploration and maintenance of mineral properties, and $4.6 million for operations, all of which was partially offset by the receipt of $12.5 million in gross proceeds from the issue of 8,647,023 common shares.

As at September 30, 2008 the Corporation’s working capital was negative $10.3 million, compared with positive $3.6 million as at December 31, 2007, due primarily to the Bank Loan (September 2008 balance of $15,968,065) which is due in March and September of 2009, making it a current liability as at September 30, 2008, which it was not as at December 31, 2007.

Project Loan Receivable and Project Loan Payable

Interest accrues on the Project Loan Payable and the Project Loan Receivable balance of $31,850,000, however, the terms of the Project Loan Receivable and the Project Loan Payable, are identical (including interest and repayment).

Mineral Properties and Deferred Exploration Costs

The capitalized cost of our mineral properties has increased mainly due to the continued drilling and development of the Los Azules Project.

Investment in MSC

As at September 30, 2008 Minera Andes’s total investment in MSC was approximately $74 million, as compared to $42 million as at September 30, 2007.  The financial position of MSC, as at September 30, 2008 and as at September 30, 2007 is summarized below:

	September 30
	2008	2007
Assets	$ 278,805,990	$ 200,569,744
Liabilities	$ 186,615,159	$ 154,623,845

Payables and Accruals

The decrease in payables and accruals of $1.4 million is primarily due to the Los Azules Project drilling program.  More specifically, as at September 30, 2008 the drilling season had just began, whereas as at December 31, 2007 the Corporation was in the middle of the drilling season.

Related Party Payable

The decrease in the related party payable is the result of the cash call of $16.9 million paid to MSC in January 2008.

Bank Loan

The Bank Loan has increased due to the amortization of the accretion of the debt discount.  The accretion of the debt discount over the term of the Bank Loan will result in the value of the loan being fully accreted at the end of the term of the loan and the balance of the Bank Loan will equal the required repayment at that time.

Shareholders’ Equity

Shareholders’ equity increased by over $16 million to $78.7 million as at September 30, 2008 due to the issuance of 8,647,023 shares which raised gross proceeds of $12.5 million and by the $3.7 million of net income recorded during the nine months ended September 30, 2008.

In our financial statements we previously stated that we anticipated that no additional cash calls would be made by MSC.  However, due to cost overruns and delays at the San José Project an additional cash call was made in December 2008, of which our share is $11.3 million.

Summary of Quarterly Results

Quarter Ended	September 30 2008	June 30, 2008	March 31, 2008	December 31, 2007	September 30, 2007	June 30, 2007	March 31, 2007	December 31, 2006
Net income (loss)	$ (3,499,577)	$ 8,929,208	$ (1,768,324)	$ (5,788,128)	$ (980,211)	$ (417,144)	$ (1,009,654)	$ (8,149,816)
Loss per Share: Basic Diluted	$ (0.02) $ (0.02)	$ 0.05 $ 0.04	$ (0.01) $ (0.01)	$ (0.03) $ (0.03)	$ (0.01) $ (0.01)	Nil Nil	$ (0.01) $ (0.01)	$ (0.05) $ (0.05)

We recorded net income in the Second Quarter 2008, for the first time upon due to the commencement of commercial production at the San José Project in January 2008.  Our share of MSC’s income for the Second Quarter 2008 was $10,885,580 compared to a loss of $1,655,364 for the Third Quarter 2008.  Silver and gold sales in the Third Quarter 2008 totaled $18.5 million versus $63.2 million for the Second Quarter 2008.  Third Quarter 2008 sales of gold and silver were lower than the Second Quarter 2008 because of an inventory build of metal produced in the fourth quarter of 2007 and in the first quarter of 2008, resulting in higher than  normal sales in the Second Quarter 2008.  In addition, another build up of metal inventory occurred in the Third Quarter 2008 due to a temporary malfunction at a smelting furnace.

Also, effective January 1, 2008, on the declaration of commercial production at the San José Project, expenses related to the operations and interest expense of the San José Project are expensed as incurred.  Prior to January 1, 2008, these expenses were capitalized to our investment in MSC.  Amounts expensed in 2008 that would have been capitalized had they been occurred prior to January 1, 2008 when MSC commenced commercial production as described above are as follows:  (i) January to March, the sum of $595,000; (ii) April to June, the sum of $585,000; and (iii) July to September, the sum of $545,000 for a total of $1,725,000.

As previously stated, the Corporation holds 49% of the outstanding shares of MSC, which holds title to San José Project.  The San José Project is our only interest in a producing mine.

Outstanding Share Data

Our outstanding share data, as of February 6, 2009 is set out below:

Class and Series of Security	Number Outstanding	Expiry Date	Relevant Terms
Common shares	190,158,851
Stock options	9,620,000 (vested)	March 15, 2009 to September 11, 2013	Exercisable for one common share at prices between at C$0.31 and C$1.73
Purchase warrants	21,039,665	March 7, 2009 to March 22, 2010	Exercisable for one common share at prices between C$0.50 and C$2.41
Agents compensation options	1,104,282	December 21, 2009

Each Agent’s Compensation Option entitles the holder to acquire one unit of the Corporation at a price of C$1.70 per unit at any time prior to December 21, 2009. Each unit consists of one common share and one-half of one share purchase warrant. Each whole warrant shall entitle the holder to purchase one additional common share at a price of C$2.00 per share, at any time prior to December 21, 2009.

Off-Balance Sheet Arrangements

None.

Liquidity and Capital Resources

At September 30, 2008, the Corporation had negative working capital of $10.3 million.  At September 30, 2008, Minera Andes had cash and cash equivalents of $6.9 million, compared to cash and cash equivalents of $23.1 million as of December 31, 2007.  However, as of February 6, 2009, the Corporation has cash and cash-equivalents of approximately $2.5 million.

On December 19, 2008, we received formal notice of a cash call and delays from MSC, to remedy a working capital deficiency at MSC caused by cost overruns and delays associated with expansion and development of the San José Project (including expansion of the mine and processing facility and construction of a new electric transmission line).  The Corporation’s share of the cash call is approximately US$11.3 million, payable on or before February 17, 2009.

A portion of the Macquarie Loan is scheduled to be repaid in March of 2009.  The amount scheduled to be repaid totals US$7,500,000.  The remaining outstanding principal under the Bank Loan is scheduled to be repaid in September of 2009. The obligations to Macquarie under the Macquarie Credit Agreement are secured by, among other things, all of the assets of the Corporation.

As previously stated, project financing for the San José Project, is currently provided pursuant to the Project Loan Letter Agreement between Minera Andes, MSC and by assignment, the Hochschild Lender.  As of February 6, 2009 the amount outstanding under the Project Loan Payable and the Project Loan Receivable is $31,850,000, in each case, plus accrued interest.

The Corporation’s contractual obligations as at February 6, 2009 are as follows:

Contractual Obligations		Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 Years	After 5 years
Long-Term Debt - Project Loan Payable (1)	$ 31,850,000	Nil	$ 29,106,000	$ 2,744,000	--
Long Term Debt - Bank Loan	$ 17,500,000	$ 17,500,000	--	--	--
Operating Lease Obligations (2)	$ 41,400	$ 32,400	$ 9,000	--	--
Purchase Obligations	--	--	--	--	--
Capital Lease Obligations	--	--	--	--	--
Other Long-Term Liabilities	--	--	--	--	--
Total	$ 49,391,400	$ 17,532,400	$ 29,115,000	$ 2,744,000	--

______________________
Notes:

(1)

The Corporation’s obligations under the Project Loan Payable are offset by corresponding obligations under the Project Loan Receivable, including repayment and interest.

(2)

Consists of various lease agreements for office and storage space in Spokane, United States, Vancouver, Canada and Mendoza, Argentina.

In addition, on December 2, 2003, the Corporation entered into an agreement obligating it to pay a royalty of $250,000 to N.A. Degerstrom, Inc. if any of the current properties, other than the properties comprising the San José Project, meet certain conditions such as a bankable feasibility or commercial production.  This obligation expires December 31, 2013.  As of February 6, 2009 no payments are required to be made under this agreement.

The Corporation has the following planned capital expenditures, potential expenditures and non-committed expenditures.

Committed Expenditures (1)
San Juan Province	$ 20,000
Chubut	$ 3,500
Santa Cruz	$ 10,000
Total	$ 33,500

Potential Expenditures (2)
San Juan Province	$ 101,000
Chubut	$ 8,500
Santa Cruz	$ 18,000
Total	$ 127,000

Non-Committed Expenditures	$1,339,500

TOTAL	$1,500,000

________________________
Notes:
(1)

Consists of land maintenance costs for 2009.

(2)

Consists of l and maintenance fees that may come due in 2009 or later pending notification from provincial government for land surveys and environmental studies

Under the terms of the Macquarie Credit Agreement, the Corporation is required to maintain cash and cash equivalents at least equal to the sum of all outstanding cash calls made by MSC to the Corporation plus certain other amounts.  The Corporation’s current cash balance (February 6, 2009) is approximately US$2.5 million.  Accordingly, the Corporation is currently not in compliance with terms of the Macquarie Credit Agreement as it has insufficient resources to fund the cash call from MSC.  To date, Macquarie has not given notice of its intention to accelerate amounts due under the Macquarie Credit Agreement, which it is entitled to do.  The Corporation is in discussions with Macquarie about the possibility of refinancing the Bank Loan or rescheduling the amounts due thereunder to Macquarie in March 2009.  There is no assurance that we will be successful in these discussions.

The Corporation is also required by the Macquarie Credit Agreement to maintain its shareholding in MSC at 49%.  If the Corporation does not fund its portion of the outstanding cash call by MSC, the Corporation’s shareholding in MSC will be reduced, an event of default under the Macquarie Credit Agreement.

The following table summarizes the funds that the Corporation expects to need to raise for the foregoing purposes:

$
Bank Loan	$17,500,000
MSC cash call	$11,300,000
Operating and investing activities	$2,500,000
Maintain capacity, meet planned growth and fund development activities	$1,500,000
Working capital	$3,800,000
Total Amount Required	$36,600,000

The Corporation is investigating all financing options available to it in order to raise sufficient amounts, in the short term and the long term, to meet the above cash call, repay the Bank Loan as and when required, and to maintain the Corporation’s ability to meet its planned growth and to fund its development activities.

Although we have been successful in securing financing in the past, current global financial conditions including the material decline in the price of gold, silver, copper and other base metals, the lack of public financing, the liquidity crisis caused by the sub-prime mortgage mortgages and asset backed mortgages, market turmoil and volatility combined with our current financing condition may make it difficult for us to secure the required financing on reasonable terms or, at all.

Accordingly, we cannot assure you that we will be successful in these financing activities.  Our ability to continue in operation is dependent on our ability to secure financing.  In the event we do not secure financing, there is doubt about our ability to continue as a going concern.  Our financial statements do not include the adjustments that would be necessary should we be unable to continue as a going concern.

In recognition of our liquidity and capital resources, our independent public accountants have included a comment in their report on our consolidated financial statements for the year ended December 2007, that would express substantial doubt as to our ability to continue as a going concern.

The Corporation has been advised by MSC that the operation and planned capital investments at the San José Project for the 12 month period ended December 31, 2009 are expected to be financed using cash from operations and that further investment or loan by either or both of Hochschild and the Corporation will not be necessary.  The planned capital expenditures at the San José Project include completion of the mine expansion and the construction of a new electric transmission line connecting the facility to the national power grid.

Such assessment by MSC is based upon certain assumptions including assumptions as to the future price of gold and silver.  Management believes that these assumptions are reasonable however the operation of the San José mine is subject to a number of risks, including the risk that the price of gold and silver may decline further.  If, and to the extent, cash from operations is insufficient for any reason including cost-overruns and/or lower than expected sales or production additional investment by the shareholders of MSC (including the Corporation) may be required.

As a result, there can be no assurance that cash from operations at San José will be sufficient for these purposes, that additional cash calls will not be made or that the Corporation will be able to satisfy any such cash call, as and when required.  Also, the Corporation has a minority (49% interest) in MSC, which is controlled by Hochschild.  Accordingly, the Corporation does not have any control or direction over the timing or amount of any cash call nor can it compel a distribution of cash by MSC to shareholders, including the Corporation.

Financial Instruments

During the three months period ended September 30, 2008, the Corporation used a mixture of cash and debt to maintain an appropriate capital structure and ensure sufficient liquidity to meet the needs of the business. The Corporation has not executed any interest rate contracts or other derivative financial instruments to manage the risks associated with its operations and, therefore, in the normal course of business the Corporation is inherently exposed to a number of risks related to changes in foreign currency exchange rates, interest rates, credit risk, liquidity risk and commodity price fluctuations.

The Corporation holds certain financial instruments such as cash, accounts receivable, the Project Loan Receivable, accounts payable, accrued liabilities and the Project Loan Payable. All financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are recorded in the balance sheet either at fair value or at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net earnings.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized. The Corporation has classified its cash and short-term investments as held-for-trading.  Accounts receivable and the Project Loan Receivable were classified as loans and receivables.  Accounts payable, accrued liabilities and the Project Loan Payable were classified as other financial liabilities.

The carrying value and fair value of the Corporation’s financial assets and liabilities as at June 30, 2008 and December 31, 2007 is summarized as follows:

	September 30, 2008		December 31, 2007
	Carrying Value	Fair Value	Carrying Value	Fair Value
Held-for-trading	$6,942,518	$6,942,518	$23,101,135	$23,101,135
Loans and receivables	$36,299,803	$36,299,803	$34,548,427	$34,548,427
Held-to-maturity	-	-	-	-
Other liabilities	$53,549,107	$53,549,107	$68,591,133	$68,591,133

The fair value of the cash and cash equivalents, accounts receivable, prepaid expenses,  current portion of the interest and Project Loan Receivable, accounts payable, accrued expenses, and the current portion of the interest and Project Loan Payable approximate their fair values due to their short term nature.  The fair value of the long term debt to third parties approximates the amortized cost as the interest rates reflect the estimated market rates.

Foreign currency exchange risk

The Corporation is exposed to foreign currency risk on fluctuations in our Canadian denominated cash, accounts payable and accrued liabilities.  The net amount of Canadian dollars subject to foreign currency fluctuations as at September 30, 2008, was $6.6 million dollars.  As a result, every percentage change in the US/Canada exchange rate will affect our income by approximately $66,000, on a per annum basis.  As at September 30, 2008 the Corporation also had cash, accounts payable, and accrued liabilities in Argentinean pesos.  However, these amounts are typically only held (in the case of cash) or outstanding (in the case of accounts payable and accrued liabilities) for a short period of time so the foreign exchange risk is minimal.  As a result, the Corporation has not used derivative instruments to mitigate such risks.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Corporation has an outstanding balance under the Bank Loan of US$17.5 million plus accrued interest and an outstanding balance of US$31,850,000 under the Project Loan Payable, plus accrued interest.  Both the Bank Loan and the Project Loan Payable bear interest at a rate that fluctuates with LIBOR.

The terms including the interest rate of the Project Loan Receivable however are the same as the terms of the Project Loan Payable.  As a result, interest rate changes affecting the Project Loan Receivable are offset by the effect of the same fluctuations on the Project Loan Payable.

The effect of interest fluctuations on the Bank Loan is partially offset by the effect of changes in interest rates on the Corporation’s cash balance.  More specifically, cash earning interest at February 6, 2009 was approximately $2.5 million.  Any change in interest rates as between the Macquarie Loan and the Corporation’s bank balances is offset to the extent of US$2.3 million, limiting the Corporation’s exposure to interest rate fluctuation to the difference between US$17.5 million and US$2.3 million being, US$15.2 million.  A 1% change in the interest rate on this difference of US$15.2 million would affect income by $152,000.  The Corporation has not used any derivative instruments to mitigate interest-rate risks.

Credit risk

Credit risk is the risk of financial loss to the Corporation if a counterparty to a financial instrument fails to meet its contractual obligations.  Financial instruments that potentially subject the Corporation to concentrations of credit risk consist of cash and cash equivalents, and the Project Loan Receivable and interest due thereon.

The Corporation’s cash and cash equivalents consist of deposit instruments that are held with major financial institutions in Canada and are not considered a material credit risk to the Corporation.  The Corporation also holds US dollars in an account at a United States financial institution and pesos in an international bank in Argentina.  Funds held in the US and Argentina are held for the purposes of meeting existing accounts payable and current payroll.  The credit risk of cash and cash equivalents held outside of Canada is not considered a material credit risk to the Corporation.

Management has determined that the credit risk associated with the Project Loan Receivable is mitigated by positive cash flows anticipated from MSC, information regarding MSC, MSC’s proven and probable reserve report and financial support by its majority shareholder, Hochschild.  Moreover, the Project Loan Receivable will not be collected until the Project Loan Payable is paid and vice versa, and the Project Loan Payable will only be paid if the Project Loan Receivable is also paid.  Management does not believe that the Project loan Payable and Project Loan Receivable present significant credit risk, however, should MSC be unable to settle amounts due, the impact on the Corporation could be significant. The maximum exposure to a loss arising from Project Loan Receivable is equal to its total carrying value on the balance sheet.  The Corporation has not used derivative instruments to mitigate such risks associated with credit risk.

Liquidity risk

The Corporation’s approach to managing the liquidity risk is to provide reasonable assurance that it can provide sufficient capital to meet liabilities when due.  The Corporation maintains sufficient cash in order to meet short term business requirements.  The Corporation’s ability to settle long-term liabilities when due is dependent on future liquidity from capital sources or positive cash flows from its projects. At September 30, 2008, the Corporation’s accounts payables and accrued liabilities were $1,406,814 all of which are due for payment within normal terms of trade which is generally 30 to 60 days. The Corporation regularly reviews its receivable balances and follows up on amounts past due. Should sufficient cash not be available to settle liabilities, the Corporation also relies on equity, third-party and related party financing to manage its liquidity and the settlement of liabilities.  The Corporation has not used any derivative or other financial instruments to mitigate this risk.

Commodity price risk

The Corporation’s profitability depends on metal prices for gold and silver and, if other projects enter into production, on copper prices and other base metals. Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and political and economic conditions of major gold, silver and copper-producing countries throughout the world.

It may not be possible for the Corporation to hedge its exposure to gold and silver sales arising from its equity investment in MSC, and MSC does not hedge its sales. In the event that one of the Corporation’s exploration projects enter into production and revenue contracts are entered into in respect of other commodities and base metals, the Corporation will consider the relative merits of entering into commodity price hedges, at that time.

Related Party Transactions

During the three-month and nine-month periods ended September 30, 2008, we paid legal fees of $5,170 and $66,623, respectively to Bonnie L.Kuhn, a director (as compared to $16,017 and $45,489 respectively, for the corresponding periods in the preceding year). This transaction was in the normal course of operations and was measured at the exchange rate in effect for the conversion of US dollars to Canadian dollars as at the date of payment.

As previously stated, under the terms of the Project Loan Letter Agreement among the Corporation, the Hochschild Lender and MSC, the San José Project is being financed by Project Loans made thereunder by the Hochschild Lender.  For the purposes of CICA Handbook section 3840, MSC is a related party to the Corporation.

As at February 6, 2009 the total principal amount of the Project Loan Receivable (owing to the Corporation by MSC) is US$31,850,000 and the total principal amount of the Project Loan Payable (owing by the Corporation to the Hochschild Lender) is US$31,850,000, in each case, plus accrued interest.  In that regard, interest accrues on the Project Loan Payable and on the Project Loan Receivable at the same rate and on the same terms.

On August 5, 2008, Mr. Robert McEwen became a director of the Corporation.  In December 2005, Mr. McEwen, Chairman and CEO of U.S. Gold Corp, and founder and former Chairman and CEO of Goldcorp Inc., agreed to invest a total of C$10 million in Minera Andes by private placement, as a result of which a total of 28,571,429 common shares and 14,285,714 common share purchase warrants were issued to Mr. McEwen at a price of C$0.35 for each share and one half purchase warrant.  Each whole warrant entitled Mr. McEwen to purchase one common share of the Corporation for C$0.55 per share.

In May 2006, Mr. McEwen exercised all the common share purchase warrants then held by him.  As a result, a total of 14,285,714 common shares were issued resulting in gross proceeds of C$7,857,143 to Minera Andes.  In addition, in March 2006 Mr. McEwen purchased 1.2 million shares of Minera Andes in the market at C$1.10 per share, representing 30% of the then issued and outstanding common shares of the Corporation.

In connection with the aforementioned private placements Mr. McEwen was granted the right, from time to time and at any time, to nominate one individual (the “Subscriber Nominee”) to the board of directors of the Corporation for a period of five years, expiring March 8, 2011 provided Mr. McEwen then owns not less than 10% of the issued and outstanding common shares of the Corporation.  In addition, the Corporation agreed to use all reasonable efforts to cause its board of directors to pass such resolutions and to take such other actions as may be required in order to maintain the number of members of the board of directors of the Corporation at not more than six.

Outlook

General

In the short term, the Corporation intends to raise sufficient funds, either by debt or equity or some combination thereof to satisfy the outstanding call from MSC, repay the Bank Loan (in whole or in part) and finance its planned growth and development activities.

The Corporation intends to continue to maintain its investment in MSC and hence, its interest in the San José Project.  Work continues at San José to expand mine production to 1,500 MTPD, which is consistent with the recently increased capacity of the processing facility and to connect the project to the national power grid.

Payment by the Corporation and Hochschild of the recent cash call of US$23 million is expected to remedy a working capital deficiency at MSC existing as at January 31, 2009.  MSC has advised that it expects that cash from operations will provide, sufficient funds to finance operating costs and planned capital expenditures at the San José Project during the 12 months ended December 31, 2009.

Los Azules Project

The Corporation has completed a preliminary assessment in respect of the Los Azules Option Agreement and will deliver the same to Xstrata in the near future.  Upon delivery of that report, the Corporation is entitled (by delivery of a notice of exercise) to acquire a 100% interest in the MIM Properties (whereupon the Corporation will hold a 100% interest in the Combined Property (which properties may be reduced should Solitario be successful in the Solitario Claim), subject to a back-in right as to 51% held by Xstrata plc).  In the meantime, the Corporation continues to assess the Los Azules Project in the context of current market conditions.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make a wide variety of estimates and assumptions that affect (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and (ii) the reported amounts of revenues and expenses during the reporting periods covered by the financial statements. Our management routinely makes judgments and estimates about the effect of matters that are inherently uncertain. As the number of variables and assumptions affecting the future resolution of the uncertainties increases, these judgments become even more subjective and complex.

The most accounting policies that are most critical to the portrayal of our current financial condition and results of operations are set out below:

Mineralization and Deferred Development Costs

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the property is disposed of either through sale or abandonment. If a mineral property is put into production, the costs of acquisition and exploration are depreciated over the life of the property, based on estimated economic reserves.  Proceeds received from the sale of any interest in a mineral property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Stock-Based Compensation

Compensation expense for stock options granted is determined based on the estimated fair value of the stock options at the time of grant, the cost of which is recognized over the vesting period of the respective options and recorded as a charge to operations or capitalized to resource properties and as an increase to contributed capital.  The fair value of the options are calculated using the Black-Scholes option pricing model based on assumptions as to the dividend yield, risk free interest rate, expected volatility, and expected life.  Consideration received on the exercise of stock options is recorded as share capital.

Project Loan Receivable and Project Loan Payable

Under the terms of the Project Loan Letter Agreement, the Corporation accounts for the Project Loan Receivable and Project Loan Payable using estimates, provided by MSC on a monthly basis detailing actual expenditures and associated cash flows as well as forecast future cashflows.  Classification between the long-term and short-term portion of the Project Loan Receivable and Project Loan Payable are dependent on the reliability of the estimates provided to the Corporation by MSC. As the Corporation does not exert control over the financial reporting processes of MSC these estimates are subject to material uncertainties. To the extent possible management mitigates such uncertainty by reviewing such estimates including the appropriateness of significant assumptions in a timely and thorough fasion. To this end, the Corporation has engaged personnel in Argentina to deal directly with MSC (on site) so that information provided by MSC can be verified immediately and directly with MSC. Significant assumptions by MSC, which affect the Corporation’s accounting for the project Loan Receivable and Project Loan Payable, include the future price of gold and silver, capital and operating costs, accuracy of capital budgets, interest rates and production and recovery rates.

Changes in Accounting Policies including Initial Adoption

Capital Disclosures

Effective January 1, 2008, the Corporation adopted Section 1535, “Capital Disclosures”, of the Canadian Institute of Chartered Accountant’s (“CICA”) Handbook (the “Handbook”).  Section 1535, which applies to financial years beginning on or after October 1, 2007, requires disclosure of a Corporation’s objectives, policies, and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. Disclosures required by Section 1535 are included in Note 12 to the Corporation’s financial statements for the three and nine months ended September 30, 2008.

Financial Instruments

Effective January 1, 2008, the Corporation adopted Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, of the Handbook.  Sections 3862 and 3863, which apply to financial years beginning on or after October 1, 2007, replace section 3861, “Financial Instruments – Disclosures and Presentation”.  Sections 3862 and 3863 increase the disclosure currently required, in order to enable users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about  exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk.  The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.  The impact of adopting these sections is included in Note 13 to the Corporations financial statements for the three and nine months ended September 30, 2008.

Inventories

In June 2007, the CICA issued Section 3031, “Inventories”, which replaces Section 3030 and harmonizes the Canadian standard related to inventories with International Financial Reporting Standards (“IFRS”). Section 3031 provides more extensive guidance on the determination of cost, including allocation of overhead narrows permitted cost formulas, requires impairment testing, and expands the disclosure requirements to increase transparency.  Section 3031 applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008, and does not have an impact on the Corporation’s consolidated financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets, other than the initial recognition of goodwill or intangible assets acquired in a business combination. Concurrent with the introduction of this standard, the CICA withdrew EIC-27, “Revenues and Expenses During the Pre-operating Period”.  As a result of the withdrawal of EIC-27, companies will no longer be able to defer costs and revenues incurred prior to commercial production at new mine operations.  The changes are effective for interim and annual financial statements beginning January 1, 2009.  The Corporation is in the process of evaluating the impact of this new standard for adoption on January 1, 2009.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board of Canada announced that 2011 is the transition date for publicly listed companies to use IFRS, replacing Canadian GAAP. Implementation is set for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Corporation for the year ended December 31, 2010. While we have begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

Going Concern

In June 2007, CICA Section 1400 was amended to clarify requirements for management to assess and disclose an entity’s ability to continue as a going concern. This section applies to interim and annual periods beginning on or after January 1, 2008. Disclosure required by this section is disclosed in Note 2 of the Corporation’s financial statements for the three and nine months ended September 30, 2008.

Income Statement Presentation

In August 2008, the CICA issued EIC-172, “Income statement presentation of tax loss carryforward recognized following an unrealized gain recorded in other comprehensive income”. EIC-172 provides guidance on whether the tax benefit from the recognition of tax loss carry forwards consequent to the recording of unrealized gains in other comprehensive income, such as unrealized gains on available-for-sale financial assets, should be recognized in net income or in other comprehensive income. EIC-172T should be applied retrospectively, with restatement of prior periods from the date of adoption of Section 3855 “Financial Instruments”, for all interim and annual reporting periods ending on or after September 30, 2008. The adoption of this new accounting policy did not have any impact on the Corporation’s consolidated financial statements for the three and nine month period ended September 30, 2008.

Risks and Uncertainties

The Corporation’s operations and results are subject to a number of different risks.  The Corporation’s risk factors are discussed in detail in the Corporation’s revised annual information form dated February 6, 2009 which is available on SEDAR (www.sedar.com) and should be reviewed in conjunction with this document.

Non-GAAP Measures

In this MD&A, we use the term “operating or production cash cost”.  Production cash costs are calculated on a co-product basis and are calculated by dividing the respective proportionate share of the total costs for the period attributable to each metal by the ounces of each respective metal produced.  Total costs are the sum of the geology, mining, processing plant, general and administration costs divided by the number of ounces of gold and silver produced at the mine.  Production cash costs include royalties, refining and treatment charges and sales costs applied to doré but the concentrate sales do not include refining, treatment charges and sales costs.  Depreciation is not included in the calculation of production cash costs.

We use production cash cost per ounce as an operating indicator. We provide this measure to provide additional information regarding operational efficiencies at the San José mine.  Production cash cost per ounce should be considered as a non-GAAP performance measure and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.  There are material limitations associated with the use of such non-GAAP measures. Since these measures do not incorporate revenues, changes in working capital and non-operating cash costs, they are not necessarily indicative of operating profit or cash flow from operations as determined in accordance with GAAP. Changes in numerous factors including, but not limited to, mining rates, milling rates, gold grade, gold recovery, and the costs of labor, consumables and mine site operations general and administrative activities can cause these measures to increase or decrease.

Furthermore the foregoing non-GAAP measures are not standardized and therefore may not be comparable to similar measures disclosed by other issuers.

Additional Information

Additional information relating to Minera Andes, including our annual information form, is available under our profile at SEDAR at www.sedar.com.

Management’s Report on Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Corporation’s Chief Executive Officer (CEO) and Chief Financial Officer (CFO), are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting.

The Corporation’s management together with the CEO and CFO have evaluated the effectiveness of the Corporation’s disclosure controls and procedures.  Based upon the results of that evaluation, the Corporation’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Corporation’s disclosure controls and procedures were effective to provide reasonable assurance that (i) material information relating to the Corporation is made known to them by others particularly during the period covered by this MD&A; and (ii) the information required to be disclosed by the Corporation its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in securities legislation.

Internal Controls over Financial Reporting

The Corporation’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance GAAP. The Corporation’s controls and procedures include policies and procedures that:

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pertain to the maintenance of records that, in reasonable detail, accurately reflect the transactions and dispositions of the assets of the Corporation;

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provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP; and

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provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation’s assets that could have a material effect on the annual financial statements or interim financial statements.

In an effort to improve the reliability and timeliness of information received from MSC, the Corporation has engaged additional personnel in both North America and Argentina to facilitate the timely disclosure of information relating to MSC.  Other than the hiring of such personnel there have been no significant changes in the Corporation’s internal control over financial reporting during the three months ended September 30, 2008 that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

As at September 30, 2009 there was no material weakness relating to the design of the Corporation’s internal control over financial reporting.

However, in light of the recent review of the Corporation’s continuous disclosure material by the Alberta Securities Commission, the CEO and CFO have assessed the Corporation’s internal control over financial reporting and disclosure controls and procedures and concluded that the same were not as effective as they could be.  To address this, the Corporation has engaged external legal counsel and additional financial advisors to assist the Corporation ensure that transactions are recorded appropriately in its financial statements and that information is accurately recorded, summarized and reported in its continuous disclosure filings.

Limitations of Controls and Procedures

The Corporation’s CEO and CFO believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Corporation have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may not be detected.

Cautionary Statement On Forward-Looking Information

Certain statements and information in this MD&A, including all statements that are not historical facts, contain forward-looking statements and forward-looking information within the meaning of applicable US and Canadian securities laws.  Such forward-looking statements or information include, but are not limited to, statements or information with respect to the cash from operations at the San José Project and the future cash requirements of MSC, the estimated operating and capital costs of the San José Project, the Company’s intention to complete a financing in the near term, the Company’s interest in the San José Project being maintained at 49%, the repayment of Company’s obligations under the bank loan, the future price of gold, silver, copper and other base metals, production estimates, estimation of mineral reserves, exploration and development capital requirements, and our goals and strategies.  Often, these statements include words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate” or “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

In making the forward-looking statements and providing the forward-looking information included in this MD&A, we have made numerous assumptions.  These assumptions include among other things, assumptions about the price of gold, silver, copper and other base metals, decisions to be made by our joint venture partner in respect of the management and operation of the San José Project, anticipated costs and expenditures, future production and recovery, that the supply and demand for gold, silver and copper develop as expected, that there is no unanticipated fluctuation in interest rates and foreign exchange rates, that there is no further material deterioration in general economic conditions and that we are able to obtain the financing required to maintain our interest in the San José Project and meet our debt obligations.  Although our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statements will prove to be accurate.  By their nature, forward-looking statements and information are based on assumptions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements, or industry results, to be materially different from future results, performance or achievements expressed or implied by such forward-looking information.  Such risks, uncertainties and other factors include among other things the following: availability of financing to meet an outstanding cash call in respect of the San José Project (to maintain our interest therein), to meet debt obligations that are due imminently and to finance our day-to-day operations and planned growth and development, our ability to cure defaults under our credit facility, the effect our current financial condition will have on our ability to secure additional financing now and in the future, that any cost overruns or cash shortfalls at San José may result in a requirement for additional investment by us, actions by, and our relationship with, our joint venture partner, including decisions regarding the amount and timing of future cash calls,  declines in the price of gold, silver, copper and other base metals, capital and operating cost increases, our lack of cash flow and dependence on third party financing, changes in general economic and business conditions, including changes in interest rates and the demand for base metals, economic and political instability in Argentina, discrepancies between actual and estimated production and mineral reserves and resources; operational and development risk; the speculative nature of mineral exploration and  regulatory risks.